Progenics Pharmaceuticals, Inc.

One World Trade Center, 47th Floor

New York, New York 10007

October 23, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549-3561

Attention: Irene Paik

Re:	Progenics Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-227805)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-227805) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on October 24, 2018, or as soon as practicable thereafter.

Please do not hesitate to contact Tobias L. Knapp, Esq. of O’Melveny & Myers LLP at (212) 408-2440 with any questions or comments with respect to this letter.

Very truly yours,

Progenics Pharmaceuticals, Inc.

By:	/s/ Patrick Fabbio
Name:	Patrick Fabbio
Title:	Chief Financial Officer